UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Tower Properties Company

(Name of Subject Company (Issuer))

Mercury Real Estate Advisors LLC

Mercury Special Situations Fund LP

Mercury Special Situations Offshore Fund, Ltd.

David R. Jarvis

Malcolm F. MacLean IV

(Name of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

891852105

(CUSIP Number of Class of Securities)

David R. Jarvis—Managing Member

Malcolm F. MacLean IV—Managing Member

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 769-2980

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,370,000	$1,220.55

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 30,500 shares of Common Stock of Tower Properties Company at the tender offer price of $340.00 per share of Common Stock.
**	Previously Paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________	Filing Party:___________
Form or Registration No. ____________	Date Filed:____________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on the Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2005, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on November 30, 2005 (the “Schedule TO”) by Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (together, the “Purchaser”), to purchase up to 30,500 shares of Common Stock, par value $1.00 per share (the “Common Stock” or “Shares”), of Tower Properties Company, a Missouri corporation (“TPOP” or the “Subject Company”), at a purchase price of $340.00 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

Item 11.    Additional information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following at the end of such section:

“At 12:00 midnight, Eastern Standard Time, on Wednesday, December 7, 2005, the Offer expired. Based on preliminary information provided by the Depositary, as of such time, an aggregate of 10,161 Shares, representing approximately 5.5% of the outstanding Shares, were validly tendered pursuant to the Offer and prior to the expiration of the offering period, subject to adjustment pending the receipt of any shares pursuant to guaranteed delivery procedures. All Shares validly tendered prior to the expiration of the offering period have been accepted for payment in accordance with the terms of the Offer. Payment for Shares accepted will be made promptly by the Depositary.

On December 8, 2005, the Purchaser issued a press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(1)(L) hereto and is incorporated by reference herein.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(L) Press Release issued by Mercury Real Estate Advisors LLC, dated December 8, 2005.

ITEM 12. EXHIBITS.

(a	)(1)(A)	Offer to Purchase, dated November 8, 2005.*
(a	)(1)(B)	Letter of Transmittal.*
(a	)(1)(C)	Notice of Guaranteed Delivery.*
(a	)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a	)(1)(G)	Letter to Shareholders.*
(a	)(1)(H)	Summary Advertisement published in Investors Business Daily on November 8, 2005.*
(a	)(1)(I)	Not applicable.
(a	)(1)(J)	Press Release issued by Mercury Real Estate Advisors LLC, dated November 8, 2005.*

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(a	)(1)(K)	Letter to Stinson Morrison Hecker LLP dated November 30, 2005.**
(a	)(1)(L)	Press Release issued by Mercury Real Estate Advisors LLC, dated December 8, 2005.†
(d	)	Not applicable.
(g	)	Not applicable.
(h	)	Not applicable.

*	Previously filed with the Schedule TO on November 8, 2005.
**	Previously filed with Amendment No. 1 to the Schedule TO on November 30, 2005.
†	Filed herewith.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY REAL ESTATE ADVISORS LLC

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS FUND LP

By:	MERCURY SECURITIES II LLC, its General Partner

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD.

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Director

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Director

DAVID R. JARVIS

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis, individually

MALCOLM F. MACLEAN IV

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV, individually

Date: December 8, 2005

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